Exhibit 99.48

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1	Names of the Parties to the Transaction

Brookfield Office Properties Canada (“BOX”), BPO Properties Ltd. (“BPP”), Brookfield Properties Corporation (“BPO”)

Item 2	Description of the Transaction

On May 1, 2010, BPO Properties Ltd. completed the reorganization (the “Transaction”) of its directly owned office assets under BOX, a new Canadian real estate investment trust. As part of the Transaction, BOX acquired BPO’s interest in Brookfield Place, widely regarded as the top commercial complex in Canada, for a purchase price of approximately $854 million. On closing of the Transaction, BPO and its affiliates held in aggregate an equity interest in BOX of approximately 91%, including the consideration BPO received for the sale of its interest in Brookfield Place. Holders of BPP common shares, other than BPO and its affiliates, received one trust unit of BOX for each common share of BPP held.

The trust units of BOX began trading on the Toronto Stock Exchange on May 5, 2010, following the delisting of common shares of BPP.

Item 3	Effective Date of the Transaction

May 1, 2010.

Item 4	Names of Each Party, if Any, that Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

Upon closing of the Transaction, BOX became a reporting issuer in each of the provinces and territories in Canada.

No changes were made to the terms of the outstanding preferred shares of BPP in connection with the Transaction. BPP continues to be a reporting issuer as a result of those outstanding preferred shares.

Item 5	Date of the BOX’s First Financial Year-End Subsequent to the Transaction

December 31, 2010.

Item 6	Periods, Including the Comparative Periods, if Any, of the Interim and Annual Financial Statements Required to be Filed for BOX’s First Financial Year Subsequent to the Transaction

BOX will file interim financial statements for the quarters ending June 30, 2010 and September 30, 2010 and annual financial statements for the year ending December 31, 2010.

Item 7	Documents Filed under NI 51-102 that Describe the Transaction and Where those Documents can be Found in Electronic Format

The management proxy circular of BPP dated March 22, 2010 relating to the special meeting of shareholders of BPP held on April 27, 2010 is available under BPP’s SEDAR profile at www.sedar.com.

DATE:	June 2, 2010.